As filed with the Securities and Exchange Commission on October 18, 1996



                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                   FORM 10-SB
                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
        UNDER SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                 ---------------
    Commission file number                                            000-21143

                      WIRELESS CABLE & COMMUNICATIONS, INC.
                 (Name of small business issuer in its charter)
                               Nevada 87-0545056
                   (State of incorporation) (I.R.S. Employer
                               Identification No.)

                          102 West 500 South, Suite 320
                           Salt Lake City, Utah 84101
                                 (801) 328-5618
    (Address and telephone number of registrant's principal executive offices and principal place of business)

                                 ---------------

                           Lance D'Ambrosio, President
                      Wireless Cable & Communications, Inc.
                          102 West 500 South, Suite 320
                           Salt Lake City, Utah 84101
                                 (801) 328-5618
            (Name, Address and telephone number of agent for service)

                                 ---------------

                                   Copies to:

                             J. Gordon Hansen, Esq.
                            Scott R. Carpenter, Esq.
                             Parsons Behle & Latimer
                           Utah One Center, Suite 1800
                           Salt Lake City, Utah 84111
                                 (801) 532-1234

                                 ---------------

                     Common Shares, par value $.01 per share
          (Securities to be Registered Under Section 12(g) of the Act)


                                 NOT APPLICABLE
         (Name of each exchange on which each class is to be registered)

PART I

                                   THE COMPANY

         Overview of the Company's Business.

         Business Operations. The Company is in the business of acquiring, developing and operating wireless cable television systems. The Company owns a non-operating wireless system comprised of four (4) channels and a leased transmitter tower in Park City, Utah, and owns a non-operating wireless system comprised of lease and license rights to a total of thirty (30) broadcast channels (consisting of ten 2.5 GHz and twenty 40 GHz channels) in Auckland, New Zealand. The Park City channels and tower rights are held through the Company's wholly-owned subsidiary, Transworld Wireless Television, Inc., a Nevada corporation ("TWTV Park City"), and the New Zealand channel rights are held through the Company's 94.9% owned subsidiary, Auckland Independent Television Services, Ltd., a New Zealand corporation ("AITS").

         Business Strategy. The Company believes that a wireless cable operation may successfully compete in the marketplace only where it provides a minimum number of channels of programming to potential subscribers. Because only a finite number of channels are authorized for each market area in the typical wireless cable broadcast waveband (generally 32 channels in each United States market and 12 channels in each New Zealand market in the 2.5 GHz range), potential operators have historically been reluctant to enter market areas (including a significant number of the United States markets) where ownership of the licensing rights to channels in the market are either highly fragmented or where those licensing rights are held by only one or two holders. However, as a result of recent advancements in wireless cable technology which allow several programs to be carried in the amount of channel bandwidth where only one program traditionally was capable of being carried, the Company now believes it is possible to launch a commercially viable wireless cable operation with as few as 4 channels. By using this new technology, the Company believes the channel rights it currently holds will provide it with channel capacity to provide the equivalent of up to 40 channels of programming with the use of the new technology in the Park City, Utah market area and several hundred channels of programming in the Auckland, New Zealand, area. The Company believes its current channel rights will be sufficient to develop commercially viable operating systems in each of those market areas. See "Overview of the Wireless Cable Industry -- Industry Trends."

         The Company also believes that a substantial number of non-United States wireless cable markets present viable acquisition and/or development markets. Many of these markets are in areas that are becoming increasingly urbanized, where there is only limited existing competition and where there is little or no governmental regulation of wireless cable television systems in comparison to that found in the United States.

         Accordingly, the Company intends to focus its business strategy on (i) the build-out and launch of its Park City, Utah and New Zealand systems, (ii) the acquisition of existing operating wireless cable systems both inside and outside of the United States, and (iii) the acquisition and development of groupings of channels in market areas both inside and outside of the United States that are not currently used to provide programming to subscribers. In each case, the Company intends to focus its efforts in markets where it believes the population density and terrain are conducive to economical transmission of wireless cable programming. The Company may also acquire groupings of channels in market areas that are not currently used to provide programming to subscribers or which do not represent prime development targets for the purpose of "warehousing" those channels for exchange or sale to third-parties attempting to develop operating systems.

         The Company has developed a complex series of criteria which it will use to evaluate potential channel and system acquisitions. These criteria include wireless cable channel availability in the market in question, the existence of established groupings or blocks of channels in the market, the Company's ability to use compression technology in the market area to increase the volume of programming deliverable over any existing groupings of channels, the type of potential subscriber base in the market, existing competition, the type and extent of governmental regulation, topography, demographics and other factors.

         Once the Company acquires or develops operating systems, it intends to focus its marketing efforts first on households in geographical areas within the system's coverage area not passed by traditional cable systems. The Company believes its marketing efforts will emphasize to potential subscribers the Company's ability to provide them with

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



programs that were previously unavailable to them, allowing higher market penetration and lower subscriber turnover. The Company's secondary market focus will be on households in the market which are passed by, but do not subscribe to, traditional cable systems. The balance of the Company's marketing efforts will be directed to households subscribing to traditional cable or other pay television systems.

         The Company has also established a goal of maintaining high levels of customer satisfaction and service. The Company anticipates that its operating systems will operate under a decentralized management structure, which will allow each system to maximize its local presence in its market. Each of the systems will be managed by a general manager, who will be responsible for the day-to-day operations of his respective system, and the maintenance of staffing and service procedures. The Company also anticipates that its operating systems will design and implement specific marketing programs in their respective markets based on local demand, general market characteristics and subscriber surveys. The Company does not anticipate that its operating systems will target all types of subscribers, but that each system will select and place marketing emphasis on those subscriber segments it believes has the most growth potential and will generate a loyal customer base with stable billings. The actual programming in each market will be tailored to meet the demographics of that market. To the extent possible, however, the Company intends to make major programming and equipment purchases and budgeting and strategy decisions at the Company level, rather than the operating system level.

         The Company intends continuously to compile and analyze data regarding the buying behavior of potential subscribers in each of its market areas in order to refine its proposed marketing strategies. The Company's objective is to design marketing packages that will develop a loyal subscriber base with demographic and buyer characteristics consistent with the Company's intended programming, pricing programs and long-term business strategies. By maintaining market and service decisions at the system level, and major strategy, budgeting and purchase decisions at the Company level, the Company believes its systems will be able to compete more effectively with traditional cable operators and other pay television services.

         Current Market Areas. The Company holds channel rights in both the Park City, Utah and Auckland, New Zealand market areas. Due to recent changes in wireless cable technology, the Company believes that these channel groupings are sufficient to launch commercially viable wireless cable television systems.

                  o The Park City Market. Currently, there is no competing wireless cable system in the Park City, Utah area, although TCI operates a traditional cable system in the area. The Company estimates that, once its Park City system is launched, its basic wireless cable service (consisting of approximately 30 channels of programming) will cost approximately $19.95 per month. In contrast, the typical, basic traditional cable package (consisting of 32 channels of programming) provided by TCI is currently approximately $21.95 per month.

         The Park City, Utah area had a total population of approximately 4,468 in 1990, in comparison to 2,883 in 1980. The corresponding figures for Summit County, Utah (the area in which Park City, Utah is located) are 15,810 and 10,200, respectively. The Company estimates that there are approximately 7,500 households in the Park City, Utah area, of which the Company believes 6,750 households are serviceable and, of those homes, approximately 1,620 homes are currently not passed by cable.

         The Company anticipates that it will begin the build-out of its Park City system in 1997, and that it will launch its subscriber drive at that time. The Company further anticipates that its Park City, Utah system will have approximately 1,100 subscribers by the first anniversary of the launch of the system.

                  o Auckland, New Zealand Market. There are no competing wireless cable systems in Auckland, New Zealand, although the area now has a 5 channel wireless UHF system in operation which has approximately 200,000 subscribers. The Company estimates that, once the Auckland, New Zealand system is launched, its basic wireless cable service (consisting of approximately 22 channels of programming) will cost approximately $27.00 per month. In contrast, the 5 channel wireless UHF system in operation in the Auckland area is currently approximately $32.00 per month.

         The Auckland, New Zealand area had a total population of approximately 950,000 in 1995. The area is the largest television market in New Zealand, and the Company estimates that, of the approximately 320,000 total households

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



in the service area, approximately 275,000 of those homes are serviceable and, of those homes, approximately 270,000 homes are not passed by cable.

         The Company anticipates that it will begin the build-out of the Auckland, New Zealand market in 1997, and that it will launch its subscriber drive in late 1997. See Liquidity and Capital Resources. The Company further anticipates that its Auckland, New Zealand system could have between 5,000 and 10,000 subscribers by the end of 1997, and between 55,000 and 65,000 subscribers by the end of the fifth year of operation.

                  o Other Markets. The Company is currently pursuing additional wireless cable license, lease and operating rights in a number of foreign countries primarily in Central and South America. There can be no assurance that the Company will be able to secure any such license, lease or operating rights.

         On July 17, 1996 the Company entered into a Letter of Intent for a payment of cash and shares in the Company for a controlling interest in Viva Vision, S.A., a Venezuelan corporation which has rights to commercialize a license in the 28 GHZ range, and to acquire a minority interest in Comunicaciones Centurion, S.A., the company which holds the license rights from the government of Venezuela. In connection with the execution of this letter of intent, the Company acquired 3% of the voting capital stock of Comunicaciones Centurion, S.A. in exchange for the payment of $300,000. The Company is pursuing definitive agreements documenting the transaction. The Company estimates that the Venezuela system, once fully constructed, would be able to service approximately 700,000 line-of-site homes in the Caracas area and approximately 1,170,000 homes outside the Caracas area.

         The Separation. The Company was formed for the purpose of continuing the development of certain business assets formerly held by Transworld Telecommunications, Inc., a Pennsylvania corporation ("TTI"). TTI is also in the wireless cable television industry and, through its joint venture entity, Wireless Holdings, Inc., a Delaware corporation ("WHI"), owns operating wireless cable systems in Spokane, Washington and San Francisco Bay, California and non-operating wireless systems or channel lease rights in Seattle, Washington, San Diego and Victorville areas of California and Greenville, South Carolina (the "WHI Systems"). TTI also owns a 20% interest in an operating wireless cable system located in Tampa Bay, Florida ("Tampa Bay"), and, prior to the formation of the Company, owned the Company's interest in TWTV Park City and AITS. The WHI Systems and Tampa Bay have approximately 35,000 subscribers. In late November, 1995, TTI and its other joint venturer in the WHI Systems and Tampa Bay agreed to sell their interests in WHI and Tampa Bay to Pacific Telesis Group and certain of its affiliates. That transaction is anticipated to close by the end of 1996.

         On July 26, 1995, the Board of Directors of TTI voted to separate its business operations into two groups of business assets. The first group of business assets consisted of TTI's interest in the WHI Systems and Tampa Bay. The second group of business assets included TTI's interests in TWTV Park City and AITS. Under the terms of the business separation (the "Separation"), TTI agreed to form a new corporation to hold the separated business operations, and the stock of that corporation was then to be distributed to TTI's shareholders.

         In order to complete the Separation, the Company was incorporated on July 31, 1995, and on August 1, 1995, it issued 3,500,000 shares of its common stock, par value $.01 per share, to TTI in exchange for TTI's interest in AITS, TWTV Park City and certain other miscellaneous assets. TTI immediately transferred the shares in the Company to an escrow agent, Fidelity Transfer
Company of Salt Lake City, Utah, to be held for the benefit of TTI's shareholders of record on August 1, 1995. The distribution of the 3,500,000 shares to TTI's shareholders will be delayed until the Company and TTI have complied with certain requirements of the federal securities laws, including the registration of the Company's shares pursuant to this Registration Statement under the Securities Exchange Act of 1934, as amended (the "Act"). The 3,500,000 shares will then be distributed to TTI shareholders of record as of August 1, 1995, on a non-pro rata basis, with the management and principal shareholder of TTI relinquishing a portion of their shares in the Company in favor of the TTI public shareholders. In general, the public shareholders will receive approximately 1.6 shares of the Company's common stock for each 10 shares of TTI common stock they held on August 1, 1995.

         Principal  Office.  The  Company's   principal   executive  office  and
principal place of business is at 102 West 500 South, Suite 320, Salt Lake City, Utah 84101. The Company's telephone number at that address is (801) 328-5618.


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



         Overview of the Wireless Cable Industry.

         General. Wireless cable systems use microwave radio frequencies licensed by governmental agencies to provide multiple channel television programming services similar to that offered by traditional cable systems. The radio frequencies used in such systems are typically in the 2.5 GHz band, although other wavebands (such as 18, 28 or 40 GHz) may be used. The microwave signals are transmitted over the air from a transmission tower (a "head-end") to an antenna at each subscriber's home, eliminating the need for the networks of cable and amplifiers utilized by traditional cable operators. Because of the relatively simplified engineering and construction techniques required to build-out a wireless cable system, systems typically can be completed in 90 to 120 days, whereas construction of a traditional cable system with a comparable coverage area may take as long as 3 to 4 years.

         The Company believes wireless cable is one of the most economical technologies currently available for the delivery of pay television service. Wireless cable systems do not require extensive networks of cable and amplifiers, so the capital cost per installed wireless subscriber is generally lower than for a traditional cable operator. This cost advantage generally allows wireless cable operators to provide programming to subscribers at a lower cost. The Company believes wireless cable will continue to maintain this cost advantage, even following the deployment of fiber optics, direct broadcast satellite and other microwave-based emerging technologies. See "Overview of the Wireless Cable Industry -- Competition."

         To the subscriber, a wireless cable system operates in the same manner as a traditional cable system. At the subscriber's location, microwave signals are received by an antenna and are passed through conventional coaxial cable to a descrambling converter located near the subscriber's television set. However, because wireless signals are transmitted over the air, rather than through underground or above-ground cable networks, wireless systems are less susceptible to outages and are less expensive to operate and maintain than traditional cable systems. In contrast to traditional cable systems, most service problems experienced by wireless cable subscribers are home-specific, rather than neighborhood-wide problems.

         A typical wireless cable system consists of the head-end equipment (generally, satellite signal reception equipment, radio transmitters, and transmission antennas) and reception equipment at each subscriber's location (generally, an antenna, frequency conversion device and a set top device). Like traditional cable operators, wireless cable operators generally are able to offer a full range of basic and premium programming options, including local off-air and on-air channels, movie channels, music channels, news and sports channels and specialized programming.

         Wireless cable systems using the 2.5 GHz format typically transmit signals over distances of 20 to 40 miles from the head-end and, with an increase in transmission power or tower height, may expand the coverage area to approximately 40 or 50 miles. The transmission of wireless frequencies requires a clear "line-of-sight" between the transmitter and the receiving antenna. Buildings, dense foliage or hilly terrain can cause signal interferences which can diminish or block signals. These line-of-sight constraints can be eliminated by increasing the transmission power of the system and/or by using engineering techniques such as pre-amplifiers, beam benders(TM) and signal repeaters, but these techniques generally increase the cost of delivering programming to subscribers.

         Because wireless cable systems use high gain antennas at the subscriber end, ghosting and reflection are generally minimized, so picture quality typically exceeds that of a traditional cable picture. Further, wireless cable systems typically broadcast their programming at a wavelength of 2.5 GHz (4.78 inches). This wavelength is long in relationship to the size of rain drops, hail or snow, but is short in comparison to interference normally caused by electrical utility currents and motors. As a result, wireless cable transmissions are usually not affected by weather or electrical interference. Further, in traditional cable systems the programming signal tends to decline in strength as it travels along the cables and must be boosted by trunk and feeder amplifiers. Each amplifier introduces some distortion into the television signal. By contrast, wireless cable systems use only two principal pieces of equipment -- a transmitter and a receiving antenna.

         Like traditional cable systems, wireless cable systems are capable of employing "addressable" subscriber authorization technology, which enables the system operator to control centrally the programming available to each subscriber without the need for a service call to the subscriber's home.

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         The Company's  channel rights in the Auckland  market  consists of both
2.5 GHz channels ("MMDS" channels), as described above, and 40 GHz channels. The 40 GHz channels operate similarly to the MMDS channels, but at a high frequency. Forty GHz channels are now being utilized in parts of Europe and are generally considered to be alternative to 28 GHz systems. At present, equipment costs for 40 GHz systems are marginally higher than other types of systems, but 40 GHz systems use smaller antennas.

         Industry Trends. The Company's business will be affected by industry trends and, in order to acquire, maintain and increase its potential subscriber base, the Company will need to adapt rapidly and modify its practices to remain competitive. The industry trends affecting the wireless cable industry include the following:

                  o Compression. Several equipment manufacturers have developed digital compression devices. These devices allow several programs to be carried within the bandwidth that typically carried only one program. Various experts have estimated that compression ratios as high as 10 to 1 are possible, allowing operators to provide the equivalent of hundreds of channels of programming on wireless cable systems. Currently, digital compression systems are in operation in commercial systems which provide compression ratios of as high as 8 to 1.

         The Company believes the typical subscriber may not use, or want to pay for, the substantial increases in programming channel capacity available through the application of compression technology. As a result, even though compression may allow wireless cable operators to expand their programming capacity significantly, that increased capacity may not result in either a substantial increase in a wireless cable operator's subscriber base or a substantial increase in the actual amount of programming provided by a wireless cable operator. Instead, the Company believes that compression technology may have its most important impact in the number of operators entering the wireless cable market, since, by using compression technology, wireless cable operators with rights to use as few as 3 or 4 channels may be able to provide the equivalent of up to 30 or 40 channels of programming.

                  o Pay-per-view services. In recent years, the cable television industry has developed services that enable customers to order and pay for individually selected programs. This type of service, which is known as "pay-per- view", has been generally successful for specialty events such as concerts and sporting events. The cable industry has also been promoting the pay-per-view concept for purchases of movies, with the intent of competing directly with video rental stores and movie theaters. The Company believes pay-per-view services will become increasing popular as additional exclusive events become available for distribution on pay-per-view channels.

         In order for subscribers to purchase the right to view pay-per-view events, they must have addressable converters, which allow the cable company to convert what the subscriber watches without having to visit the subscriber's residence to change equipment. The Company anticipates that its converters will be addressable, allowing subscribers to receive pay-per-view programming. Pay-per-view services are generally subscribed for by having the subscriber use a telephone line to order the event. Certain cable operators have made efforts to increase the use of pay-per-view services by installing "impulse" devices which make it easier for subscribers to select programming and which do not require a telephone link to order the program in question. The Company may utilize "impulse" devices on its converters.

                  o Interactivity. Several cable operators have recently publicized their intention to develop services that allow subscribers to interact with the wireless cable company. These systems allow the wireless cable provider to offer features not generally available to television viewers, including the ability to choose among different camera angles, take part in game shows, and even choose particular types of commercial messages among the various types offered by advertisers. These interactive services could also provide customers with the ability to choose various types of home shopping and information shows. The Company anticipates that it will offer interactive services in its systems when they become available on a commercially reasonable basis.

                  o Advertising. Most advertising on wireless and traditional cable television systems has been sold by program suppliers, which sell national advertising time as part of the signal they deliver to the cable operators. Recently, however, advertisers have begun placing advertisements on channels dedicated exclusively to advertising, as well as in the "local available time" set aside by program suppliers for insertions of advertisements sold by local cable operators. Use of local available time requires automatic "spot insertion" equipment, which the Company expects to utilize in its systems when it becomes economically prudent to do so.

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         Competition.  The Company believes its primary competition will be from traditional cable operators. The technology used by such operators is a co-axial cable system that transmits signals from a head-end, delivering local and satellite delivered programming via a distribution network consisting of
amplifiers,   cable  and  other   components  to  subscribers.   Regular  system
maintenance is necessary due to water ingress, weather changes and other equipment problems, all of which may affect the quality of the signal delivered by the cable company to its subscribers. Traditional cable systems also typically cost more to build and maintain than wireless cable systems. Although the Company believes the head-end equipment cost of its systems will be comparable to those for traditional cable systems, it also believes the installation of co-axial cable and amplifiers would be considerably more costly to traditional cable operators than is the installation by the Company of its reception antennas and related equipment.

         Several technologies are currently under development which may significantly affect the pay television industry and result in new competitors entering into the market. The Company cannot predict the competitive impact of these new technologies and competitors on the wireless cable industry. The Company expects, however, that wireless cable operators will be able to expand their programming capacity and introduce new services, while continuing to maintain a cost advantage over the other providers of pay television services. The Company intends to exploit its comparative cost advantage by targeting a value-conscience subscriber base that may be unwilling to pay for more costly, specialized programming.

         The technologies which may significantly impact upon the competitive nature of the wireless cable industry include the following:

                  o Fiber optics systems, digital compression and interactive services. Traditional cable systems have historically been the principal providers of pay television services. The maximum number of programming channels offered by traditional cable systems has been limited, however, by the current analog transmission and co-axial cable technologies. A number of new technologies are under various stages of development to increase the channel capacity of these systems. These new developments include the replacement of traditional cable system co-axial cable networks with fiber optic matrix and the use of digital techniques to compress more programming signals onto existing co-axial cable or other networks.

         The Company believes that the programming capacity of its wireless cable systems, including the channel rights it holds through TWTV Park City and AITS, may be substantially increased through the application of compression technology. Depending upon the technology used, experts believe wireless cable systems may be capable of transmitting up to 300 channels of programming. See "Overview of the Wireless Cable Industry -- Industry Trends" and "The Company's Property and Equipment." The Company believes that the application of compression technology may tend to increase the potential number of wireless cable system operators by reducing the minimum number of channels necessary for a commercially viable system from between 20 and 25 channels to as few as 3 or 4 channels.

         The Company also expects that digital technology will enable wireless cable systems to transmit high definition television signals. Subject to the various governmental agencies adopting rules governing the transmission of digital signals, the Company anticipates that the wireless industry (and the traditional cable industry) will have commercial access to compression technology on a wide-spread basis in the near future. The introduction of expanded channel capacity and interactive services by traditional cable systems will require substantial new investment.

                  o Telephone Company Competition. A number of telephone companies have developed technology capable of providing audio/video services over telephone lines ("video dial tone" service). The FCC recently adopted new regulations permitting local telephone companies to provide video dial tone service in their telephone franchise areas on a common carrier basis and to otherwise compete with wireless cable operators. The competitive effect of the entry of telephone companies into the pay television business is still uncertain, although the Company believes that wireless cable systems will continue to maintain a cost advantage over video dial tone service technologies. Telephone companies are currently permitted to operate traditional cable systems in areas outside their telephone service areas and also are permitted to offer pay telephone services inside their franchise areas under certain conditions under the 1996 Act, as described below. Several large telephone companies have announced plans either to enhance their existing distribution plants to offer video dial tone service or to construct new distribution plants in conjunction with local cable operators to offer video dial tone service.

                  Also, as noted above with respect to the acquisition by Pacific Telesis Group and certain of its affiliates of TTI's interest in WHI and Tampa Bay, a number of telephone companies have recently acquired or made substantial investments in wireless cable operations. The competitive effect of these acquisitions and investments is uncertain.

                  o  Satellite  Systems.  "Backyard  dish"  or  "direct-to-home"
("DTH")  antenna  distributors  using  satellites to beam in  programming  offer customers access to programming similar to that offered by traditional cable operators. The primary advantages of wireless cable systems over DTH systems are lower equipment costs and broader availability of local programming. A conventional DTH antenna system costs approximately $1,000 to $3,000 per subscriber, depending on the features of the system, plus monthly fees for access to certain programming. DTH systems typically cannot receive local off-air broadcast channels, however, so DTH subscribers generally are not able to watch local news, weather or sports programs. DTH programs, on the other hand, enjoy the advantages of access to a wider variety of satellite programming, generally superior reception and the ability to service areas not serviceable by traditional or wireless cable systems.

                  Several companies have recently begun orbiting high-powered transmission satellites to distribute high capacity programming to DTH antennas as small as 18" in diameter ("directed broadcasting satellite" or "DBS"). The cost of constructing and launching these new satellites is substantial, however, and DBS receiver equipment for a single television set is typically approximately $700 per customer, plus installation fees and monthly subscriber fees for a descrambling unit. Due to the cost of the DBS satellites and receiving equipment, and because local programming cannot be received on a DBS system, the Company believes wireless cable systems will continue to enjoy a comparative cost and local programming advantage over these satellite systems.

                  o  Other  Microwave  Systems.  Frequencies  other  than  those currently authorized for wireless cable operations may be used for the distribution of pay television services. Recently, the Federal Communications Commission ("FCC") in the United States proposed to relocate radio frequencies in the 28 GHz range of the electro-magnetic spectrum for use in the "cellular" pay television services. Because 28 GHz systems have relatively short broadcasting ranges, however, multiple cellular transmission sites will probably be required in order to cover a broadcast area typically covered by a wireless cable system. Also, many European countries and New Zealand have authorized pay television services to be carried in the 40 GHz range.

                  o Private Cable Systems. Private cable systems also compete with wireless cable systems. Private cable systems are multiple channel television services offered through a wired plant. Private cable systems are similar to a traditional cable system, but they operate under agreements with private land owners to service specific multiple dwelling units. Private cable systems may be used in conjunction with wireless cable television operations. Because private cable systems may only be used to provide programming to multiple dwelling unit subscribers (such as hotels and large apartment complexes) the Company believes wireless cable systems still enjoy a competitive advantage over private cable only-systems.

         Government Regulation. The use of the airways for microwave transmission is generally subject to government regulation. The amount, type and extent of that regulation varies from country to country. The following information summarizes certain government regulations affecting the Company's ability to operate its wireless cable television systems in the United States and in New Zealand. The Company will also be required to meet the regulations governing microwave transmissions in any other jurisdictions in which it owns and operates any wireless cable system. These regulations may be similar to, or vastly different from, the regulatory structure described below.

                  o United States Regulation. The wireless cable industry in the United States is subject to regulation by the FCC under the provisions of the Communications Act of 1934 as amended (the "Communications Act"). Among other things, the FCC may issue, revoke, modify and renew new licenses within the spectrum available to wireless cable; approve the ownership of such licenses; determine the location of wireless cable systems; regulate the kind, configuration and operation of equipment used by a wireless cable systems; and impose certain equal employment opportunity requirements on wireless cable licensees. Under the 1984 Cable Act, wireless cable systems are not "cable systems" for purposes of the Communications Act. Accordingly, unlike a traditional cable system, a wireless cable system does not require a local government franchise and is subject to fewer local regulations. Moreover, all transmission and reception equipment associated with the wireless cable system can be located on private property, eliminating the need for utility poles or dedicated easements, which are required by traditional cable systems.

         The FCC has authorized access for wireless cable service to a series of channel groups, consisting of channels specifically allocated for wireless cable (the "commercial" channels), and other channels originally authorized for educational purposes. Excess capacity on the educational channels can be leased by wireless cable providers. Currently, 33 channels are potentially available for licensing or lease by wireless cable companies in most markets. Up to 12 channels in a given market typically can be licensed by commercial operators for full-time commercial use. FCC rules generally prohibit the licensing or leasing of commercial channels and educational channels by traditional cable companies within their franchise areas.

         Licenses have been issued, or applications are currently pending, for the majority of commercial channel frequencies in most of the major United States markets. In a number of markets, commercial channel and/or educational channel frequencies are still available. However, except as noted below, the eligibility for ownership of educational channel licenses is limited to accredited institutions, certain governmental organizations engaged in the formal education of enrolled students and other qualified entities ("qualified educational entities"). Non-local applicants must demonstrate that they have arranged with local educational entities to provide them with programming and that they have established a local programming committee.

         Of the 20 channels allocated for educational channel use in a given market, at least 12 must be licensed to qualified educational entities. Commercial applicants for educational channels must demonstrate that there are not commercial channels available for application, purchase or lease in lieu of the educational channels for which they apply. All wireless operators who hold licenses for "commercial" educational channels are required to provide 20 hours per week per channel of educational programming.

         The FCC awards licenses to use commercial and educational channels based on applications demonstrating that the applicant is qualified to hold the license and that the operation of the proposed channel will not cause impermissible interference to other channels entitled to interference protection. Once a commercial license application is granted by the FCC, a conditional license is issued, allowing construction of the station to commence upon the satisfaction of certain specified conditions. Construction of commercial stations generally must be completed within one year of the grant of the conditional license. Construction of educational channels generally must be completed within 18 months of the award of the license. If construction is not completed in a timely manner, the license holder must file an extension application with the FCC. If the extension application is not filed or granted, the channel license is deemed canceled. Educational and commercial licenses generally have terms of 10 years.

         The FCC has imposed "freezes" on the filing of applications and amendments to applications for new commercial channels and filings of applications for new educational channel facilities or, in some instances, major educational channel modifications. The freezes were intended to allow the FCC time to update its wireless cable database and to review and possibly modify its application rules related to those services. The freezes do not apply to the granting of licenses for which applications were filed prior to the freeze.

         Recently, the FCC adopted a competitive bidding (i.e., auction) mechanism for the award of initial licenses for commercial channels. Auctions to award initial commercial licenses began on November 13, 1995. Successful bidders received a blanket authorization to serve entire basic trading areas ("BTAs"), as defined by Rand McNally, on all commercial channels. The blanket authorization will be subject to the submission of applications for commercial channels demonstrating interference protection to the 35 mile radius protected service areas of commercial and educational stations licensed, or for which there is an application for a license pending as of September 15, 1995. A BTA license holder must show coverage of at least two-thirds of the BTA within 5 years of receiving the BTA authorization. A successful bidder for a BTA also is granted a right to match the final offer of any proposed lessee of an educational channel licensed or to be licensed in the BTA. This matching right applies only to new offers of lease channels and will not interfere with present education lease rights or the renewal of such rights. Educational licenses are exempt from the auction process and applications for educational licenses are expected to continue to be awarded according to the FCC's existing comparative criteria. The Company did not compete in the BTA auctions.

         The United States Congress and the FCC have also recently begun to update the rules and laws governing traditional and wireless cable systems. For example, the FCC recently designated one of the wireless channels as a "return" channel allowing signals to be received as well as transmitted by wireless cable system operators. The Company believes this will allow the implementation and use of interactive systems.

         In October of 1992, the United States Congress enacted the 1992 Cable Act. The 1992 Cable Act was intended to regulate pricing practices and competition within the franchise cable television industry and to establish and support existing and new competitive multi-channel video services such as wireless cable. The 1992 Cable Act and the FCC rules promulgated thereunder it contain a number of provisions that regulate the day to day operations of traditional cable companies, including: (i) limits on rates for basic levels of service, (ii) uniform pricing practices, (iii) compatibility of a cable company's in-home equipment (e.g. set top boxes) with subscriber's television sets and (iv) minimum customer service standards. In addition, certain levels of basic service offered by traditional cable companies may be subject to regulation if another multi-channel video provider in the market is not serving at least 15% of the households in the market and a formal complaint is being prosecuted by a local franchise authority before the FCC. The principal regulatory provisions of the 1992 Cable Act (including, specifically, the provisions regarding the regulation of rates) do not apply to wireless cable systems.

         While the 1992 Cable Act and its amendments had the intended effect of reducing prices charged by franchise cable companies in certain markets, the Company believes it will continue to maintain a price advantage over its franchise cable competitors. Moreover, the Company believes the uniform pricing provisions of the new legislation will limit the ability of franchise cable companies to lower their prices on a selective basis and in a given market in an effort to compete with the Company or other wireless providers.

         The 1992 Cable Act also contains a number of provisions designed to enhance the ability of other paid television media (such as wireless cable) to compete with traditional cable companies. These provisions include: (i) a requirement that vertically integrated programming suppliers (such as those in which there is a 5% direct or indirect ownership by a franchise cable operator) provide access to programming to competing multi-channel video providers (such as wireless cable companies) on fair and reasonable terms, (ii) a provision permitting local broadcasters either to require carriage on their local cable systems or otherwise require traditional cable operators to compensate the broadcaster for retransmitting the broadcast or signal over the traditional cable company system, and (iii) restrictions on the size of traditional cable multi-system operators. The Company expects to benefit from the programming access provisions of the 1992 Cable Act in the form of access to previously unavailable programming material and reduced costs for certain programming materials. The retransmission consent provision of the 1992 Cable Act requires wireless cable companies to compensate broadcasters if the wireless cable operator elects to retransmit a local broadcast signal over the wireless cable system. The Company does not anticipate rebroadcasting local broadcast channels, although it may find it necessary to retransmit local broadcast channels in the future. The Company expects that the compensation paid to local broadcasters for the retransmission will not exceed amounts currently paid for comparable cable programming. Accordingly, the Company expects retransmission consent requirements not to have a material effect on the Company's proposed operational costs.

         In early 1996, Congress passed the Telecommunications Act of 1996 (the "1996 Act"). The 1996 Act contains provisions for (i) opening up local exchange markets, (ii) updating and expanding telecommunications service guarantees,
(iii) removing certain restrictions relating to AT&T former operating companies resulting from the anti-trust consent decree issued by the federal courts in 1984, (iv) the entry of telephone companies into video services, (v) the entry of cable television operators into other telecommunications industries, (vi) changes in the rules for ownership of broadcasting and cable television operations, and (vii) changes in the regulations governing cable television. The 1996 Act is intended to improve competition among the various telecommunications services, although there can be no assurance that it will have that effect.

         The 1996 Act provides the former AT&T operating companies and other telephone companies with the right to offer cable television service in their home territories under certain restrictions. The 1996 Act contains anti-buyout rules designed to discourage such telephone companies from simply purchasing the incumbent cable television operator as a means of entering into the video programming business.

         The 1996 Act also prohibits local authorities (such as municipalities, zoning authorities and homeowner associations) from imposing rules on antenna placement that impair the user's ability to receive television programming, whether via satellite, wireless cable or over-the-air broadcast. Also, in regulating the siting of personal wireless facilities, states and localities cannot discriminate among service providers, directly or indirectly prohibit personal wireless services, delay action, avoid divulging their reasoning and evidence, or make decisions based upon considerations relating to radio frequency emissions if the facilities in question comply with FCC regulations on that subject.

         The FCC is expected to issue extensive regulations relating to the 1996 Act. There can be no assurance that the 1996 Act or the regulations issued by the FCC will not have an adverse effect on the Company and its intended or proposed business operations within the United States.

                  o New Zealand Regulation. The regulation of multi-point multi-distribution licenses and 40 GHz licenses in New Zealand is governed by the Radio Communications Act of 1989 (the "New Zealand Act"). The New Zealand Act governs the licensing and regulation of radio equipment or licensing to authorize the transmission of radio waves. The New Zealand Act is administered by the Ministry of Commerce.

         The management rights for particular frequency bands are created by the Secretary of Commerce. Any manager granted particular frequency rights has the authority to create licenses to transmit radio waves on those frequencies. These licenses are granted in accordance with the provisions of the New Zealand Act, but the terms under which they are allocated are determined by the manager. Management rights and licenses are generally issued for long periods, sometimes for periods as long as 20 years. Management rights and licenses may be traded, and are deemed to be assets of a business for purposes of the Commerce Act of 1986, as well as the New Zealand anti-trust statutes. No written instrument dealing with the management rights or granting or transferring of any licenses has affect until it is registered in accordance with the New Zealand Act.

         Radio apparatus licensing is governed by the Radio Regulations of 1987, which were continued under the New Zealand Act, and which provide for the licensing of radio transmitting and receiving equipment. All radio apparatus licenses granted by the Ministry of Commerce are renewable annually.

                  o Other Forms of Regulation. Under the United States copyright laws, persons transmitting video programs must first secure permission from the copyright holder of those transmissions. Under Section 111 of the Copyright Act, certain "cable systems" are entitled to engage in the secondary transmission of programming without the prior permission of the holders of the copyrights if they first secure a compulsory copyright license. Compulsory licenses may be obtained by filing certain required reports and paying the fees set by the copyright royalty tribunal. Wireless cable operators typically rely on Section 111 of the Copyright Act in their broadcast operations. There can be no assurance, however, that Section 111 of the Copyright Act will not be amended or otherwise modified to prohibit or limit wireless cable company operators from obtaining compulsory copyright licenses.


                      THE COMPANY'S PROPERTIY AND EQUIPMENT

         Channel Rights and Broadcast Equipment.

         TWTV Park City Channel Rights. TWTV Park City has rights to four licenses for channels in the Park City, Utah broadcast market. The licenses were issued by the FCC in 1995, expire in 2001, and are currently in the name of TWTV Park City. TWTV Park City and the Company anticipate they will file applications for the transfer of the control of the licenses to the Company. Each of the licenses is subject to renewal but, while such renewals generally have been granted by the FCC on a routine basis in the past, there can be no assurance that TWTV Park City's licenses will continue to be renewed routinely in the future. TWTV Park City's channels include the MDS-1 channel and the H1, H2 and H3 channels.

         In addition to its channel rights, TWTV Park City holds both a lease for tower space and certain broadcast equipment. The tower lease requires payments of $100 per year, is renewable annually, and is with Summit County.
The tower is located at Query Mountain, near Park City.

         TWTV Park City's equipment includes transmitters and related equipment for each of its H1, H2, H3 and MDS- 1 channels. Some of the equipment is leased from Bay Area Cablevision, Inc. The equipment lease, which began on July 1, 1995 (for an initial term of 6 months, which subsequently has been renewed through July 1, 1997), requires lease payments of $400 per month. TWTV Park City may purchase the equipment for $20,189.90 at any time during the lease. The Company believes the equipment lease will be renewable for additional 6 month terms on similar conditions.

         The Company is currently reviewing various compression systems for use in its Park City system. The Company anticipates that it will need to acquire a total of four compression systems for the Park City system, one for each of its channels in order to make the system commercially viable.

         The Company estimates that the cost of completing the construction of the transmission facilities for the TWTV Park City system will be approximately $500,000. Based on the Company's current construction schedule, it believes that it will be able to launch the system in 1997.

         AITS Channel Rights. The Company's other wireless cable assets are held through AITS, and consist of 10 of the 12 available broadcast channels in the Auckland, New Zealand area (the "MMDS Channels"), and license rights for 20 channels in the 40 GHz band (the "40 GHz Channels"). AITS' MMDS Channel rights are governed by three separate lease agreements with Telecom New Zealand Limited ("Telecom"), the manager of the channels. The first lease, which covers six of the MMDS Channels, requires annual license fee payments of $77,422 N.Z. (approximately $54,195 U.S., based on the exchange rate on September 30, 1996). This lease will expire on December 9, 1996. The second lease covers two of the MMDS Channels and continues until 2001 with a guaranteed option to renew the lease for an additional four years. This lease requires an annual license fee of $28,680 N.Z. (approximately $20,076 U.S., based on the exchange rate on September 30, 1996), plus 12.5% gross sales tax. The third lease covers two of the MMDS Channels and continues until 2004. This lease requires a $75,000 U.S. payment on September 1 of each of 1996, 1997 and 1998, and a $35,000 U.S. payment on September 1 in the years 1999 through 2003. In addition, AITS is required to pay $1,000 N.Z. (approximately $700 U.S. based on the exchange rate on September 30, 1996) in annual license fees for the third lease.

         The Telecom leases are renewable in Telecom's sole discretion, and there is no guarantee that Telecom will renew all or any of the leases. If Telecom fails or refuses to renew the lease expiring in December of 1996, the Company still believes that, as a result of the newly available compression technology, the remaining Telecom channels will provide sufficient capacity to operate a commercially viable wireless cable system in the Auckland, New Zealand market.

         The Company's 40 GHZ Channels were licensed to it on February 28, 1996 by the Ministry of Commerce. At this point, the licenses are "conditional licenses," in that they are granted subject to a one year use requirement. If the Company does not begin transmission using the 40 GHZ Channels by March 1, 1997, they will revert to the Ministry of Commerce. If the Company uses the licenses, it anticipates that they will be renewed for successive periods.

         AITS has no head-end facilities or tower arrangements, although it has had discussions regarding the lease of tower space with both Broadcast Communications Limited (BCL) and Terrafirma, two groups that control transmitter locations which the Company believes are suitable for the system's needs. The BCL tower site is located in the Waitakere Mountain range, approximately 23 miles from the center of Auckland. The Terrafirma tower site is located on Hopson Street, in the center of the city of Auckland.

         AITS has also reached a tentative agreement with Isanbards, a local television production company, to sublease space required for a head-end location and to lease office space. The Company anticipates that the head-end location will require a lease payment of approximately $1,000 U.S. per month, and that the office space will be approximately $1 U.S.
per square foot per month.

         The Company, through AITS, has also entered into discussions with a variety of third parties for programming. The Company currently has firm commitments for programming services from TNT/Cartoon, the Discovery Channel, CNN, Nostalgia, the Box, Country Music Television and from various United States studios for pay-per-view movies. The Company also intends to enter into negotiations with ABC, CBN Philippines (which provides movies and children's programming) and Australis Media Limited (which provides sports programming, as well as PBC, Disney and various movie options).

         As part of the Separation, TTI transferred to the Company an exclusive agreement with Decathlon Communications, Inc. ("Decathlon"). The agreement grants the Company the exclusive countrywide rights to deploy Decathlon's digital compression technology in New Zealand. Under the terms of the agreement, the Company anticipates that it will order 10 compression systems (one for each MMDS Channel it leases) and approximately 200,000 set-top converters. This agreement is subject to the negotiation of final terms and conditions acceptable to both the Company and Decathlon and may be canceled at any time by the Company or Decathlon without recourse or obligation to either party, prior to signing a final agreement. The Company believes that Decathlon is one of the leading developers of digital compression equipment for wireless cable television, and that its equipment offers unique advantages over other compression equipment. Decathlon is presently the only company employing compression at the head-end, making it the only digital compression technology that is currently compatible with existing analog head-end equipment. Decathlon's set-top converter boxes are also fully addressable.

         The Company estimates that the cost of building and installing the head-end and related equipment for the New Zealand system will be approximately U.S. $1,109,500. Based on the Company's current construction schedule, it plans to launch the system in 1997, and anticipates that by the end of 1997 the systems could have between 5,000 and 10,000 subscribers. The Company anticipates that it could have between 55,000 and 65,000 subscribers at the end of the fifth year of operation.

     Office Space. The Company shares approximately 2,500 sq. ft. of leased office space at 102 West 500 South, Suite 320, Salt Lake City, Utah. The lease for the space requires monthly payments of $2,200, of which the Company is responsible for $200. The Company believes the office space is adequate for its current needs.

         Neither AITS nor TWTV Park City lease space for their operations. The Company anticipates that each system will lease space for its operations once build-out of its respective system begins.

     Employees. The Company does not have any full time employees. It does, however, have consulting arrangements with two individuals in New Zealand to provide consulting and technical services. See "Management -- Key Employees."

         The Company believes that, once TWTV Park City and AITS launch their systems, approximately 87% of the employees of each of TWTV Park City and AITS will be directly involved in subscriber and technical services, and that approximately 13% of their employees will be involved in administrative services, including system management. Assuming the build-out and launch of the Park City, Utah and Auckland, New Zealand systems occur on schedule, the Company anticipates that AITS will have approximately 30 employees in December, 1997, and that TWTV Park City will have approximately 14 employees in December, 1997.


                                PLAN OF OPERATION

         The  following  should  be  read  in  conjunction  with  the  Financial
Statements and Notes thereto and the other financial information appearing elsewhere in this Registration Statement.

         Overview. The Company was formed in connection with the Separation, and is in the business of acquiring, developing, and operating wireless cable television systems both inside and outside of the United States. The Company's current wireless cable television assets consist of two groups of wireless cable television channel rights -- 4 channels in the Park City, Utah area and 30 channels (consisting of the ten MMDS Channels and the twenty 40 GHZ Channels) in the Auckland, New Zealand area. Neither of these channel groupings presently comprise an operating wireless cable television system, and the Company will be required to build out the systems and initiate marketing efforts to acquire subscribers before either group of channel rights will begin generating operating income.

         In addition, although the Company anticipates that its applications with the FCC for transfer of control of the Park City licenses will be granted, there can be no assurance that these applications will be approved.

         Since its inception, the Company has sustained net losses and negative cash flow, due primarily to start-up costs, expenses and charges for depreciation and amortization of capital expenditures and other costs relating to its development of its wireless cable systems. The Company expects to continue to experience negative cash flow through at least fiscal 1997, and may continue to do so thereafter while it develops and expands its wireless cable systems, even if individual systems of the Company become profitable and generate positive cash flow.

         The  Company's  assets  (primarily  its  interest in TWTV Park City and
AITS) were formerly held by TTI and were transferred to the Company in connection with the Separation. The financial statements included as part of this Registration Statement are the audited consolidated financial statements for the period from July 31, 1995 (date of inception) through December 31, 1995, and the audited consolidated financial statements for the nine month period ended September 30, 1996. There is no comparative analysis of the consolidated statements of operations for these periods as the Company was formed on July 31, 1995.

         For the nine months ended September 30, 1996, the Company had no revenues, but incurred total expenses of $508,573. These expenses are comprised of $143,595 in professional fees, $1,950 in depreciation expense, $238,308 in amortization expense and lease expense which are directly related to the AITS assets, $65,177 in general and administrative expenses, and $59,543 in interest expense related to the TTI loan commitment agreement, as described below. The total expenses of $508,573 were reduced by minority interest in the loss of AITS of $13,173, to arrive at the total net loss of $495,400.

         For the five months ended December 31, 1995, the Company had no revenues, but incurred total expenses of $161,703. These expenses are comprised of $17,935 in professional fees, $1,085 in depreciation expense, $128,921 in amortization expense and lease expense which are directly related to the AITS assets, $7,323 in general and administrative expenses, and $6,439 in interest expense related to the TTI loan commitment agreement. The total expenses of $161,703 were reduced by minority interest in the loss of AITS of $6,575, to arrive at the total net loss of $155,128.

         Liquidity and Capital Resources. At September 30, 1996, the Company's current liabilities exceeded its current assets by $66,054. The Company's business operations will require substantial capital financing on a continuing basis. The availability of that financing will be essential to the Company's continued operation and expansion. There can be no assurances, however, that the Company will be able to acquire or generate sufficient capital to build-out its existing channel rights or acquire other channel rights (in operating systems or otherwise). Further, the Company expects to incur net losses for the foreseeable future, although it anticipates that its individual systems may generate positive monthly operating cash flow approximately 24 to 36 months after start-up.

         As of September 30, 1996, the Company had current assets of $216,112, compared to $203,037 as of December 31, 1995, for an increase of $13,075. The increase in current assets is primarily due to an increase in cash as a result of increased borrowings. License rights decreased $130,500 from $1,092,333 as of December 31, 1995 to $961,833 at September 30, 1996 due to amortization expense. The Company had current liabilities of $282,166 as of September 30, 1996 compared to $218,851 as of December 31, 1995, for an increase of $63,315. The increase in current liabilities is due to an increase in accounts payable related to start-up expenses. Minority interest in subsidiary decreased $13,173 from $49,612 as of December 31, 1995 to $36,439 at September 30, 1996 due to minority interest in loss of subsidiary. Long-term debt increased $586,428 from $238,406 at December 31, 1995 to $824,834 at September 30, 1996. The increase was due to additional advances by TTI, under a loan commitment agreement described in Liquidity and Capital Resources below, and the related accrued interest. Common stock and additional paid-in capital increased by $1,458 and $37,997, respectively, between December 31, 1995 and September 30, 1996, due to the June 1996 issuance of 145,833 shares of the Company's common stock for $1,600 in cash.

     The Company anticipates that it will obtain the financing necessary to fund its future operations through loans, equity investments and other transactions. While there can be no assurance that the Company will secure such financing, the Company is currently in negotiations to obtain third party financing for its activities; and management believes that this funding can be obtained under terms satisfactory to the Company. In the event that the Company is unsuccessful in completing these financing arrangements or in obtaining substitute funding commitments, the Company would have difficulty in meeting its operating expenses, satisfying its existing or future debt obligations, or succeeding in acquiring, developing or operating a cable system or adding subscribers to such cable systems. If the Company does not have sufficient cash flow or is unable to otherwise satisfy its debt obligations, its ongoing growth and operations could be restricted or the viability of the Company could be adversely affected.

         The Company has taken several actions which it believes will improve its short-term and ongoing liquidity and cash flow. These actions include establishing policies designed to conserve cash and control costs, obtaining an agreement to borrow up to $1 million from TTI (see Note 4), and pursuing additional financing and capital resources as described above.

         Under the terms of the TTI loan commitment (the "Commitment"), all amounts advanced by TTI must be repaid, together with interest at the rate of 8% per annum, on August 1, 2001. At the Company's option, however, its obligations to TTI may be converted to a term loan (payable in monthly payments of principal and interest) with a maturity date of 10 years from the first day of the month following the conversion if (i) the Company is not in default under the Commitment, (ii) there has been no material change in the Company's financial condition which TTI reasonably determines to be materially adverse to the Company or which materially increases TTI's risk of nonpayment, (iii) the construction and build-out of the Company's systems are, in the sole opinion of TTI, occurring in accordance with a projected schedule agreed to by the parties, and (iv) the Company provides TTI with certain documentation, including information regarding the uses of the amounts advanced by TTI under the Commitment.

         The amounts advanced under the Commitment may be used only for (i) acquiring, owning, building-out and operating wireless cable television systems and operations and (ii) the payment of general administrative and office expenses incurred by the Company in connection with those operations, all in accordance with a budget to be agreed upon by the parties. No amounts advanced under the Commitment may be used for general investment purposes unless that investment is for a period of not more than 30 days and pending the expenditure of the funds in question for approved purposes. At TTI's request, the Company has agreed to grant TTI a security interest in all or part of its assets to secure the Company's repayment obligations. As of September 30, 1996, $796,707 plus accrued interest of $28,127 was outstanding on the loan.

         TTI's obligation to advance funds to the Company under the Commitment is limited to amounts constituting "advanceable amounts." In general, "advanceable amounts" are those amounts from TTI's cash flow, accounts receivable and/or other amounts payable to it as TTI shall reasonably (and in its sole discretion) determine are available for advance to the Company without materially and adversely affecting TTI's ability to conduct its ongoing business operations and meet its obligations as they become due. TTI has represented that it will have sufficient "advanceable amounts" to fund the Commitment. On June 28, 1996, TTI borrowed approximately $2.5 million from an unrelated commercial lending party which it will use, in part, to fund the Commitment. As an inducement for the lender (the "Lender") to make the loan to TTI, the Company issued 145,833 shares of its common stock (the "Lender Shares") to the Lender for a total payment of $1,600. Because these shares were issued at below market value, the Company recorded additional interest expense of $37,855 at the time of the stock purchase. The Lender Shares represented approximately 4% of the Company's issued and outstanding shares.

         Material Expected Commitments. The Company's expected commitments include those associated with its current contractual obligations for TWTV Park City, AITS and those arising as a result of its acquisition and/or development of those or any other channel groups or operating systems it acquires.

         Commitments for Existing Systems.

                  o Auckland, New Zealand System. The Company estimates that the cost to launch the AITS system will be approximately $1,109,500 (consisting of approximately $787,500 for head-end equipment, $100,000 for tower related equipment, $222,000 for office and radio equipment), and that the period between the Company's initial build-out operations and the launch of the fully functional system will be approximately 9 months. The Company anticipates that the system will have between 5,000 and 10,000 subscribers within 12 months of its launch, and that it could have between 55,000 and 65,000 subscribers by the end of the fifth year after launch.

         In addition to the payments described in the preceding paragraph, AITS will be required to make certain lease payments with respect to its channels, as follows:

                                                 Dollar Amount
           Year                               (in U.S. Dollars)
           ----                                -----------------
           1996                                        -
           1997                                     $98,286
           1998                                      98,286
           1999                                      58,286
           2000                                      58,286
           2001                                      58,286
           2002 and thereafter                      139,157
                                                    -------
           Total future lease payments             $510,587
                                                    ========

         The lease payments shown above are exclusive of the participation payments required under one of the AITS channel leases, which requires AITS to pay to Telecom 12.5% of the gross revenue from the operation of 2 of AITS' 10 MMDS licenses. The Company estimates that this participation fee will be approximately $67,528 in 1997, $734,549 in 1998, $1,574,033 in 1999, $2,392,092
in 2000 and $2,826,904 on a yearly basis thereafter, assuming a subscriber base of approximately 6,750; 24,750; 42,750; 57,075 and 60,375 at the end of each of those years, respectively.

                  o Park City, Utah System. TWTV Park City currently has a substantial portion of the equipment it will need for an operating system. In order to complete the system, it will need to expend approximately $350,000 for additional head-end equipment, approximately $10,000 for additional tower related equipment, approximately $400,000 for compression and miscellaneous equipment and approximately $1,000,000 for additional antenna, down converters and installation expenses. The Company also anticipates that the set-top converters necessary to supply 5,000 subscribers will be approximately $2,250,000. The Company anticipates that the initial build-out of the TWTV Park City system will begin in 1997, will take approximately 9 months, and the system will have approximately 1,100 subscribers within 12 months of its launch.

         Commitments for Additional Systems. The Company estimates that the launch of a new wireless cable system in each market for which it controls sufficient channel rights will require approximately $1,109,500 in start-up expenses (exclusive of any acquisition costs for the license or lease rights), consisting of approximately $887,500 for wireless cable system head-end and transmission equipment, and $222,000 for other pre-operational start-up expenses. In addition, each subscriber added to a system after launch will require an incremental installation cost of approximately $370 to $510 for equipment and labor at subscriber locations, depending on the number of television set connections requested by the subscriber. Although the Company anticipates that it will be required to make head-end and transmission expenditures, as well as certain other start-up expenditures, before it can begin to deliver programming to its subscribers, installation costs for individual subscribers will be incurred only after the subscriber signs up for the Company's services.

         The actual amounts required to launch a system and for development and expansion could be more than the estimated amounts described above if, among other things, the development of a particular system is more difficult than anticipated or if the Company decides to increase its estimated subscriber installation activities. Actual expenditures could be less than the estimated expenditures for a system if, among other things, the development of the system is financed through debt, equipment lease or financing, or other arrangements.

         The Company expects that any financing it obtains will be structured as secured loans to the operating subsidiaries holding the systems. The Company may also finance its operations through the sale of equity (either in a public or private offering) and/or through equipment leasing or other financing arrangements. There can be no assurance, however, that such additional financing, whether debt, equipment leasing or equity, will be available, or that, if available, the terms will be acceptable to the Company.

         Forward-looking statements. This Registration Statement contains forward-looking statements, which are not historical fact, within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements include the Company's plans to launch the Auckland, New Zealand and Park City, Utah wireless cable systems and corresponding financial and subscriber projections. Such forward-looking statements also include the Company's expectations concerning factors affecting the markets for its services, such as government regulations, competitive factors, and demand growth for the services. Actual results could differ from those projected in any forward-looking statements for the reasons detailed in the Liquidity and Capital Resources section of this Registration Statement and other risks detailed within this Registration Statement. The forward- looking statements are made as of the date of this Registration Statement, and the Company assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those projected in the forward-looking statements.


                                   MANAGEMENT

         Directors, Executive Officers and Other Key Employees. The Company's directors, executive officers and key employees, and their respective ages and positions with the Company, are set forth below in tabular form. Biographical information on each person is set forth following the tabular information. There are no family relationships between any of the Company's directors or executive officers, with the exception of Lance D'Ambrosio and Troy D'Ambrosio, who are brothers. The Company's Board of Directors is currently comprised of 3 members, each of whom are elected for a 1 year term. Executive officers are chosen by and serve at the discretion of the Board of Directors.


Name                      Age      Position
Lance D'Ambrosio          39       President and Director of the
                                   Company
Paul Gadzinski            42       Executive Vice President
Anthony Sansone           31       Secretary and Treasurer of
                                   the Company
Troy D'Ambrosio           36       Director
George Sorenson           40       Director of the Company

Lance D'Ambrosio - Mr. D'Ambrosio is the President and a director of the Company, and holds other executive officer and director positions in the Company's subsidiaries. Mr. D'Ambrosio is responsible for the Company's acquisitions, strategic planning and mergers, and is responsible for all financing plans for the Company. Mr. D'Ambrosio currently also serves as the President, Chief Executive Officer and a director of TTI, is President and a director of WHI and holds executive offices and/or director positions in WHI's subsidiaries. Between 1987 and 1992, Mr. D'Ambrosio was the President of Bridgeport Financial, Inc., a holding company that acquired a full service broker/dealer securities operation. During this period, Mr. D'Ambrosio was also the President of First Eagle Investment, a securities broker/dealer. He was also President of Tri-Bradley Investments of Utah, which was primarily involved in raising venture capital for investments in high-tech companies. Mr. D'Ambrosio holds a B.S. in Marketing and Management from the University of Utah, which he obtained in 1979.

Paul Gadzinski - Mr. Gadzinski is the Executive Vice-President of the Company. Since 1994, Mr. Gadzinski has also served as Vice-President for Market Development for TTI and as Vice-President of Marketing for WHI. Between 1989 and 1994, Mr. Gadzinski served as Director of Marketing and was subsequently promoted to Vice President and General Manager of Cross Country Wireless Cable, a 40,000 plus subscriber wireless cable system located in Riverside, California that was recently acquired by Pacific Telesis Group. Between 1985 and 1989, Mr. Gadzinski was the Marketing Director and Operations Manager of Cablevision International, a traditional cable operation located in Luquillo, Puerto Rico (now doing business as TCI Cablevision of Puerto Rico, Inc.). Mr. Gadzinski attended Santiago Community College, where he majored in Small Business.

Anthony Sansone - Mr. Sansone is the Secretary and Treasurer of the Company and serves as its controller. Mr. Sansone is also the Treasurer and controller of TTI. During 1993 and 1994, Mr. Sansone was the controller, Secretary and the director of shareholder relations for Paradigm Medical Industries, Inc., a manufacturer of ophthalmic cataract removal devices. During 1992 and 1993, he was the assistant controller of HGM Medical Lasers, Inc., which manufactures and sells surgical and dental lasers. Between 1988 and 1992, Mr. Sansone was the assistant to the Vice President of Public Relations and the assistant to the chairman of the board for American Stores Company, a large retail grocery and drug store chain. Mr. Sansone received a Bachelors of Science Degree in Accounting from Utah State University in 1988 and a Masters of Business Administration from the University of Utah in 1991.

Troy D'Ambrosio - Mr. D'Ambrosio is a Director of the Company and also serves as a director of TTI. Mr. D'Ambrosio is the manager of customer relations for Wasatch Advisors, a mutual fund and investment services business. From November of 1993 to September of 1996, Mr. D'Ambrosio held other executive positions in TTI (where he served as Vice-President of Administration, Secretary and a director) and WHI's subsidiaries. From July of 1992 to November of 1993, Mr. D'Ambrosio was a vice-president and a partner in Reputation, a public relations firm specializing in legal, economic and government relations for business. Between 1985 and 1992, Mr. D'Ambrosio was with American Stores, most recently as Vice-President of Corporate Communications and Government Relations. Mr. D'Ambrosio received a Bachelor of Arts in Political Science from the University of Utah in 1982.

George Sorenson - Mr. Sorenson is a Director of the Company and also serves as a director of TTI. Mr. Sorenson is a principal in FondElec Group, Inc., a corporation which invests in energy and electricity markets in Latin America and advises United States corporations on their investments in that area. Between 1990 and 1992, Mr. Sorenson was the Associate Director of Bear, Sterns & Co., Inc., where he was principally responsible for its international investment banking in the Far East and coordinated product development, marketing and account coverage for Japanese accounts in New York and Tokyo. Between 1983 and 1990, Mr. Sorenson worked for Drexel Burnham & Lambert, Inc., most recently as a Senior Vice President in Tokyo, Japan, where he managed the company's high yield bond operations in Asia. Mr. Sorenson received a Bachelors of Arts Degree in Finance from the University of Utah in 1979, and a Masters in International Business Management in 1981 from the American Graduate School of International Management.

         In addition to the officers and  directors  listed  above,  the Company will rely on the services of several key employees and/or consultants. These include Nicholas Fisher, a New Zealand barrister and solicitor, who acts as consultant to the Company with respect to New Zealand legal affairs and the proposed build-out and operation of the New Zealand system. Mr. Fisher represents a number of communications clients (both locally and internationally), and specializes in properties and communications law. Mr. Fisher received his Bachelor of Laws from Auckland University in 1972. The Company has retained Mr. Fisher as a consultant with respect to the application of New Zealand's communications and investment laws to the Company's operations in New Zealand. Under the terms of Mr. Fisher's agreements with the Company, the Company pays Mr. Fisher for his consulting services on an hourly basis and at his normal billing rate.

         The Company also has a consulting arrangement with Robert Burgess, also a New Zealand resident. Mr. Burgess primarily advises the Company with respect to technical and administrative matters regarding the New Zealand wireless cable industry. Mr. Burgess has held a number of consulting positions for listed public New Zealand companies in the communications industry. Mr. Burgess is a former director of Video Network News and between 1981 and 1988 was Managing Director of Visionhire Holdings, a listed public New Zealand company. Under the terms of Mr. Burgess' arrangement with the Company, the Company pays him $1,000 per month for his consulting services.

         Director Compensation. Directors do not receive cash compensation for serving on the Board of Directors, but are reimbursed for expenses they incur in connection with attending Board or committee meetings.


                             EXECUTIVE COMPENSATION

         None of the Company's executive officers has received any cash compensation, bonuses, stock appreciation rights, long-term compensation, stock awards or long-term incentive rights from the Company since its inception.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         The Company has entered into an agreement with TTI wherein, at TTI's sole discretion, the Company will be allowed to borrow up to $1,000,000 for the purposes of facilitating the acquisition, operation, build-out, and maintenance of the Company's business operations. The term of the agreement, as amended, provides for borrowings through December 31, 1996. Interest on any outstanding balance will accrue at 8% per annum with the principal and interest becoming due and payable in full on August 1, 2001. As of September 30, 1996, $796,707 plus accrued interest of $28,127 was outstanding on the loan.

         The Company has a current liability to an entity owned by the father of the president of the Company in the amount of $100,000 for consulting services related to the TTI acquisition of the New Zealand channel frequencies. This liability was assumed during the Separation. The Company anticipates that payment for this liability will be made upon acquiring additional funding.


                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                              OWNERS AND MANAGEMENT

         The following table assumes the distribution of the common shares issued to TTI for the benefit of its shareholders as having occurred on the effective date of the Separation, August 1, 1995, and, based on that assumption, shows the beneficial ownership (based on the distribution list prepared by TTI and the Company with respect to the distribution of the common shares by the escrow agent) of the Company's common stock as of the date hereof by (I) each stockholder known by the Company to be the beneficial owner of more than 10% of the outstanding shares of common stock, (ii) each director, (iii) each executive officer and (iv) all directors and executive officers as a group. The following table also reflects the issuance of the Lender Shares. The relative number of the 3,500,000 shares to be distributed to the TTI shareholders is based in part on those shareholders' respective interests in TTI, and the numbers set forth below assume the exercise of all outstanding options by those shareholders to acquire TTI shares as of the date of the Separation. The offices and positions shown in parentheses after the names of certain of the persons shown below state the current offices and positions held by those persons in the Company's management. Unless otherwise indicated, each such person (either alone or with family members) has been deemed to have authority or dispositive power of the shares listed opposite that person's name:


                                            Number of               Percent of
                  Name and Address           Shares      Class        Class1
Lance D'Ambrosio (President, Director)       291,532(2)  Common        7.99%
6385 Shenandoah Park Avenue
Salt Lake City, Utah  84121

Paul Gadzinski (Executive Vice President)     24,305     Common          *
6649 Wintertree Drive
Riverside, California  92506

Anthony Sansone (Secretary, Treasurer)         4,861     Common          *
3692 South 645 East
Salt Lake City, UT 84106

Troy D'Ambrosio (Director)                    33,173     Common          *
2914 Nila Way
Salt Lake City, UT 84124

George Sorenson (Director)                    14,179(3)  Common          *
12 Fairgreen Lane
Old Greenwich, Connecticut 06870

F. Lorenzo Crutchfield, Jr.                 1,214,360(4) Common       33.3%
3 Crossfield Court
Greensboro, North Carolina  27408

George D'Ambrosio                             472,381(5) Common        12.96%
5451 South 1410 East
Salt Lake City, Utah  84117

All Officers and Directors as a Group         368,050    Common        10.09%
(5 persons)
----------------------------
* Less than 1%

     (1) Assumes 3,645,833 issued and outstanding common shares, par value $.01 per share, and the effective distribution of all such shares currently held by the escrow agent pursuant to the terms of the Separation.

     (2) Includes 34,729 shares held in the name of Mr. D'Ambrosio and 256,803 shares held in the name of entities over which Mr. D'Ambrosio has voting and/or beneficial control, and for which he does not disclaim beneficial ownership.

     (3) Includes 1,216 shares held in the name of Mr. Sorenson and 12,963 shares held in the name of an entity over which Mr. Sorenson has voting and/or beneficial control, and for which Mr. Sorenson does not disclaim beneficial ownership.

     (4) Includes 1,184,546 shares held in the name of Mr. Crutchfield and 29,814 shares held in the name of an affiliate of Mr. Crutchfield over which he has voting and/or beneficial control, and for which he does not disclaim beneficial ownership.

     (5)Includes 63,355 shares held in the name of Mr. D'Ambrosio and 409,026 held in the name of entities over which Mr. D'Ambrosio has voting and/or beneficial control, and for which he does not disclaim beneficial ownership. Mr. D'Ambrosio is the father of Lance D'Ambrosio and Troy D'Ambrosio.


                          DESCRIPTION OF CAPITAL STOCK

         General. The authorized capital stock of the Company consists of 15 million shares of common stock, par value $.01 per share, and 5 million shares of preferred stock, par value $0.01 per share. Currently, 3,645,833 shares of the Company's common stock are issued and outstanding (and are fully-paid and non-assessable), of which 3,500,000 of such shares are held by an escrow agent for the benefit of TTI's shareholders pursuant to the terms of the Separation. No shares of preferred stock are issued or outstanding. Upon the distribution of the common shares held in escrow, the outstanding shares of the Company will be held of record by approximately 432 stockholders.

         Common Stock. The holders of common stock are entitled to vote as a single class on all matters submitted to a vote of the stockholders. Subject to preferences that may be applicable to any then outstanding preferred stock, all holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available for distribution. At December 31, 1995, no rights or preferences for the common stock had been authorized by the Company's Board of Directors. In the event of a liquidation, dissolution or winding up of the Company, holders of the common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. There are also no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

         In the election of directors, the holders of the common stock will be entitled to elect the Company's directors. The holders of the common stock are not entitled to cumulative voting in the election of directors. In general, each of the Company's board of directors is elected for a 1 year term, and any action by the Board of Directors will require the approval of the majority of the members of the Board.

         Preferred Stock. The Company's organizational documents authorize the Board of Directors to issue the preferred stock in classes or series and to establish the designations, preferences, qualifications, limitations, or restrictions of any class or series with respect to the rate and nature of dividends, the price and terms and conditions on which shares may be redeemed, the terms and conditions for conversion or exchange of the preferred stock into any other class or series of the stock, voting rights and other terms. The Company may issue, without approval of the holders of common stock, preferred stock which has voting, dividend or liquidation rights superior to the common stock and upon terms which may adversely affect the rights of holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of common stock and, under certain circumstances, make it more difficult for a third party to gain control of the Company. At December 31, 1995, no rights or preferences for the preferred stock had been authorized by the Company's Board of Directors.


PART II

                 MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S
                   COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

         The Company's equity securities are not traded on any established public trading market, and its currently issued and outstanding common shares, in the total number of 3,645,833 shares, are not subject to any outstanding options or warrants to purchase, nor do they constitute securities convertible into, any other equity security of the Company. Further, none of the currently issued and outstanding shares of the Company could be sold pursuant to Rule 144 under the Securities Act of 1933, as amended (the "1933 Act"). The Company has not agreed to register any such shares under the 1933 Act for sale by such security holders. No portion of the shares currently issued and outstanding are being, or have been proposed to be, publicly offered by the Company except as provided under the terms of the Separation. Under those terms, 3,500,000 currently issued common shares of the Company are held by the escrow agent for distribution to TTI shareholders of record as of August 1, 1995, and will be distributed to the TTI shareholders only after the compliance by TTI and the Company of certain federal securities law requirements, including the effectiveness of this Registration Statement.

         Under the terms of the Company's sale of the Lender Shares to the Lender, it agreed to provide the Lender with notice of any registration rights it grants to any third party, and to provide the Lender with registration rights comparable to the most favorable registration rights that it grants to other parties from time to time. The Company also agreed to provide the Lender with
(i) a right to acquire any newly issued securities of the Company (which right will terminate on, and not apply to, an initial underwritten public offering of the Company's common stock or the 5th anniversary of the sale of the Lender Shares to the Lender), and (ii) a right to require the Company to purchase all or a portion of the Lender Shares (which right will expire on the closing of an initial underwritten public offering of the Company's common stock) for the greater of the Company's book value per share, or the 30 day average of the closing prices of the Company's common stock prior to the exercise of the put if it is listed on the Nasdaq National Market System, or the 30 day average of the last sales price of the Company's common stock if it is traded over the counter, or the value agreed to by the parties (unless there is no agreement, and in which case the value will be established by appraisal).

         The Company has not declared or paid any cash dividends on its common stock at any time and does not anticipate doing so in the foreseeable future. Under Nevada law, the Company may pay a dividend on its common shares only if, after giving effect to the dividend, the Company would be able to pay its debts as they become due in the usual course of business or the Company's total assets are in excess of the sum of its total liabilities plus the amount that would be needed, if the Company were to be dissolved at the time of the dividend payment, to satisfy any preferential liquidation or rights other than those of the Company's common shareholders. In determining whether a dividend is allowed, the Board of Directors may rely on financial statements prepared in accordance with accounting practices that are reasonable under the circumstances, a fair valuation of the Company's assets and liabilities, or any other method that the Board deems reasonable under the circumstances.

         If a director relies in good faith on the books of account of the Company (or statements prepared by any of its officials) as to the value and the amount of its assets, liabilities or net profits, or any other fact pertinent to the amount of money from which dividends may be properly declared, that director is not liable to either the Company or its creditors for the Company's payment of that dividend. If, however, directors determine a dividend may be paid based on their gross negligence (or, in the process, willfully ignore facts which show a dividend may not be paid), the directors voting for that dividend are jointly and severally liable to the Company (and, in the event of its dissolution or insolvency, to its creditors at the time of the violation) for the lesser of the full amount of the dividend paid or any loss sustained by the Company by reason of the dividend payment.


                                LEGAL PROCEEDINGS

         The Company is not a party to any pending legal proceeding, and its property is not the subject of any pending legal proceeding, other than routine litigation incidental to its business operations. There is also no legal proceeding pursuant to which any director, officer or affiliate of the Company, or any owner of record or beneficially of 10% or more of any class of its voting securities is a party adverse to the Company or in which any such person has a material interest adverse to the Company.


                  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANT
                     ON ACCOUNTING AND FINANCIAL DISCLOSURE

         On September 5, 1996, Deloitte & Touche LLP replaced Jones, Jensen & Company as the Company's Independent Accountants for the year ending December 31, 1995. Jones, Jensen & Company's relationship with the Company was not terminated because of any, resolved or unresolved, disagreement on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure. The decision to change Independent Accountants was approved by the Company's Board of Directors.


                     RECENT SALES OF UNREGISTERED SECURITIES

         The Company has entered into only two transactions involving the issuance of its equity securities. The first issuance, the Separation, occurred in connection with a transaction pursuant to which TTI contributed to the Company all right, title and interest it held in and to AITS and TWTV Park City in exchange for 3,500,000 shares of the Company's common stock. Those shares were immediately distributed to the escrow agent, to be held for the benefit of TTI's shareholders of record as of August 1, 1995, and subject to the satisfaction by the Company and TTI of certain securities laws requirements, including the effectiveness of this Registration Statement. Upon the satisfaction of those requirements, the escrow agent will distribute the shares to the TTI shareholders in accordance with the terms of the Separation documents. In general, the distribution will be non-pro rata, with the shareholders other than the inside shareholders of TTI acquiring shares in the Company on the basis of approximately 1.6 shares of the Company's common stock for each 10 shares of TTI stock they hold, and with the inside shareholders of TTI acquiring shares of the Company at substantially reduced ratios. As a result of the non-pro rata distribution of the Company's common shares to the TTI shareholders, the non-inside TTI shareholders will own beneficially approximately 54% of the issued and outstanding common shares of the Company, versus approximately 46% of the issued and outstanding common shares of TTI currently held by them. Upon the distribution of the shares by the escrow agent, the Company will have approximately 432 shareholders. The Company believes that, because the shares issued in connection with the Separation are being held in escrow for the benefit of the TTI shareholders and will not be distributed to those shareholders until after the effective date of this Registration Statement, the distribution of the shares to the TTI shareholders should not constitute a sale of an unregistered security in violation of the federal securities acts.

         The second issuance of the Company's common stock resulted from the Company's issuance to the Lender of the Lender Shares as an inducement for the Lender to provide financing to TTI. It is anticipated that a portion of this financing will be used by TTI to fund the Commitment. In connection with the issuance of the Lender Shares, the Lender represented and warranted to the Company that (i) it was aware that the Lender Shares had not been registered under federal securities laws, (ii) it was acquiring the Lender Shares for its own account for investment purposes and not with a view to or for resale in connection with any "distribution" for purposes of the Securities Act of 1933,
(iii) it understood that the Lender Shares must be indefinitely held unless they are registered or an exemption from registration applies to their disposition,
(iv) it was aware that the certificate representing the Lender Shares would bear a legend restricting their transfer, and (v) it was aware that there was no public market for the shares. The Company believes that, in light of the foregoing, and in light of the sophisticated nature of the Lender and the fact that the Lender constituted the only purchaser of the Lender Shares, the sale of the Lender Shares to the Lender should not constitute the sale of an unregistered security in violation of the federal securities laws.


                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Under the Company's Articles of Incorporation, the Company is required to indemnify its directors and officers to the fullest extent allowed by Nevada law. Under Nevada law, a corporation's indemnification authority is relatively broad, and includes the right to indemnify any officer or director who was or is a party, or is threatened to be made a party to, any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative), except an action by or in right of the corporation, by reason of the fact that the person was an officer or director of the corporation (or is or was serving at the request of the corporation as an officer or director of another corporation or entity), against all expenses, including attorneys fees, judgments, fines and amounts paid in settlement, and which are actually and reasonably incurred by the officer or director in connection with the action, suit or proceeding. The right to such indemnification is premised on the person's ability to show that he acted in good faith and in a manner which he reasonably believed to be in (or not opposed to) the best interest of the corporation. In order for a director or an officer to be indemnified for criminal actions, the officer or director must have had no reasonable cause to believe that the conduct in question was unlawful.

         In addition, a corporation may indemnify any officer or director under circumstances similar to those described in the preceding paragraph against expenses (including amounts paid in settlement and attorneys fees actually and reasonable incurred by that person) in connection with the defense or settlement of the action or suit. This indemnification is also premised on the person's ability to show that he acted in good faith and in a manner which he reasonably believed to be in (or not opposed to) the best interest of the corporation. However, indemnification for expenses is limited to the amount that the court, after viewing all of the circumstances of the claim, believes is reasonable under those circumstances.

         Under Nevada law, corporations may also purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director or officer (or is serving at the request of the corporation as a director or officer of another corporation or entity) for any liability asserted against that person and any expenses incurred by him in his capacity as a director or officer. These financial arrangements may include the creation of trust funds, self insurance programs, the granting of security interests, letters of credit, guarantees and insurance policies.

         The Company has not sought or obtained any director or officer insurance coverages or made any other arrangements for the funding of any indemnification obligations it might incur under the terms of its Articles of Incorporation and Nevada law.

                                       F/S

The  following  financial   information  is  provided  in  accordance  with  the
requirements of Item 310 of Regulation S-B.



                          INDEX TO FINANCIAL STATEMENTS


                          Item                              Page
Independent Auditors' Report                                 24
Consolidated Balance Sheets                                  25
Consolidated Statements of Operations                        26
Consolidated Statements of Stockholders' Equity              27
Consolidated Statements of Cash Flows                        28
Notes to Consolidated Financial Statements                   29

INDEPENDENT AUDITORS' REPORT


To the Board of Directors
Wireless Cable & Communications, Inc.
Salt Lake City, Utah

We have audited the accompanying consolidated balance sheets of Wireless Cable & Communications, Inc. and subsidiaries (a development stage company) as of December 31, 1995 and September 30, 1996 and the related consolidated statements of operations, stockholders' equity, and cash flows for the period from July 31, 1995 (date of inception) through December 31, 1995 and for the nine months ended September 30, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 1995 and September 30, 1996 and the results of its operations and its cash flows for the period from July 31, 1995 (date of inception) through December 31, 1995 and for the nine months ended September 30, 1996, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company is a development stage enterprise engaged in the development of wireless cable television systems both domestically and internationally. As discussed in Note 6 to the consolidated financial statements, the Company does not have revenue sufficient to cover its operating costs and its current liabilities exceed its current assets. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 6. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.



DELOITTE & TOUCHE LLP

Salt Lake City, Utah
October 17, 1996

WIRELESS CABLE & COMMUNICATIONS, INC.
AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 1995 AND SEPTEMBER 30, 1996
-----------------------------------------------------------------------------




                                                         December 31,             September 30,
                                                              1995                      1996
ASSETS
CURRENT ASSETS:
  Cash                                                $         2,075          $         18,410
  Prepaid license lease fees (Notes 2 and 3)                  200,962                   197,702
                                                  -------------------      --------------------
         Total current assets                                 203,037                   216,112
INVESTMENTS (Note 2)                                                -                   300,000
EQUIPMENT - Net (Note 2)                                        3,033                     1,083

LICENSE RIGHTS, - Net (Note 3)                              1,092,333                   961,833
                                                  -------------------      --------------------
TOTAL ASSETS                                             $  1,298,403              $  1,479,028
                                                  ===================      ====================

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable                                     $       16,668            $       73,774
  Accrued license lease fees (Note 3)                         102,183                   108,392
  Accrued consulting fees (payable to
   related party, Note 4)                                     100,000                   100,000
                                                  -------------------      --------------------
         Total current liabilities                            218,851                   282,166
LONG-TERM LIABILITIES:
   Long-term debt (owed to related
    party, Note 4)                                            238,406                   824,834
MINORITY INTEREST IN SUBSIDIARY (Note 1)                       49,612                    36,439
                                                  -------------------      --------------------
         Total liabilities                                    506,869                 1,143,439
                                                  -------------------      --------------------
COMMITMENTS AND CONTINGENCIES (Notes 3, 4 and
   6) STOCKHOLDERS' EQUITY (Note 1):
  Preferred stock; $0.01 par value;
   5,000,000 shares authorized: and no
   shares issued or outstanding
  Common stock; $0.01 par value; 15,000,000
   shares authorized: 3,500,000 and 3,645,833
   shares issued and outstanding                              35,000                    36,458
  Additional paid-in capital                                 911,662                   949,659
  Deficit accumulated during the
   development stage                                        (155,128)                 (650,528)
                                                 -------------------      --------------------
         Total stockholders' equity                          791,534                   335,589
                                                 -------------------      --------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY              $  1,298,403               $ 1,479,028
                                                 ===================      ====================


                See notes to consolidated financial statements.

WIRELESS CABLE & COMMUNICATIONS, INC.
AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE PERIOD FROM JULY 31, 1995 (DATE OF INCEPTION)
THROUGH DECEMBER 31, 1995 AND
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996
-----------------------------------------------------------------------------





                                                                                                                Cumulative
                                             July 31, 1995                                  from July 31,
                                                (Date of                                    1995 (Date of
                                                Inception)             Nine Months             Inception)
                                                 Through                  Ended                 Through
                                               December 31,           September 30,          September 30,
                                                   1995                   1996                    1996
EXPENSES:
  Professional fees                       $        17,935         $       143,595        $       161,530
  Depreciation and amortization                    73,585                 132,450                206,035
  Lease expense (Note 3)                           56,421                 107,808                164,229
  General and administrative                        7,323                  65,177                 72,500
                                       ------------------     -------------------     ------------------
         Total                                    155,264                 449,030                604,294
INTEREST EXPENSE (Note 4)                           6,439                  59,543                 65,982
                                       ------------------     -------------------     ------------------
NET LOSS BEFORE MINORITY INTEREST                 161,703                 508,573                670,276
MINORITY INTEREST IN LOSS OF
 SUBSIDIARY (Note 1)                                6,575                  13,173                 19,748
                                       ------------------     -------------------     ------------------
NET LOSS                                   $      155,128           $     495,400          $     650,528
                                       ==================     ===================     ==================

Net loss per common share               $          (0.04)         $        (0.14)        $        (0.18)
                                       ==================     ===================     ==================

Weighted average common shares                  3,500,000               3,550,030              3,532,104
                                       ==================     ===================     ==================


                See notes to consolidated financial statements.

WIRELESS CABLE & COMMUNICATIONS, INC.
AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE PERIOD FROM JULY 31, 1995 (DATE OF INCEPTION)
THROUGH DECEMBER 31, 1995 AND
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996
--------------------------------------------------------------------------------


                                                                                                                   Deficit
                                                                                                                 Accumulated
                                                                                             Additional           During the
                                                                 Common Stock                   Paid-in           Development
                                                            Shares            Amount            Capital              Stage



Issuance of common stock to TTI
  shareholders in August 1995 (Note 1)                    3,500,000           $35,000           $911,662
Net loss for the period from July 31, 1995
  (date of inception) through December 31, 1995                                                                     $(155,128)
                                                    ---------------      ------------      -------------       ---------------
BALANCE, DECEMBER 31, 1995                                3,500,000            35,000            911,662             (155,128)
Issuance of common stock (Note 4)                           145,833             1,458             37,997
Net loss for the nine months ended
  September 30, 1996                                                                                                 (495,400)
                                                    ---------------      ------------      -------------       ---------------
BALANCE, SEPTEMBER 30, 1996                               3,645,833           $36,458           $949,659            $(650,528)
                                                    ===============      ============      =============       ===============


                See notes to consolidated financial statements.

WIRELESS CABLE & COMMUNICATIONS, INC.
AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIOD FROM JULY 31, 1995 (DATE OF INCEPTION)
THROUGH DECEMBER 31, 1995 AND
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996
-------------------------------------------------------------------------------



                                                                                                                    Cumulative
                                                                 July 31, 1995                                     from July 31,
                                                                    (Date of                                       1995 (Date of
                                                                   Inception)              Nine Months              Inception)
                                                                    Through                   Ended                   Through
                                                                  December 31,            September 30,            September 30,
                                                                      1995                    1996                     1996
CASH FLOWS FROM DEVELOPMENT ACTIVITIES:
  Net loss                                                     $    (155,128)             $  (495,400)            $   (650,528)
  Adjustments to reconcile net loss to net cash used in
    development activities:
    Depreciation and amortization                                     73,585                  132,450                  206,035
    Minority interest in loss of subsidiary                           (6,575)                 (13,173)                 (19,748)
    Change in assets and liabilities:
      (Increase) decrease in prepaid license lease fees              (87,344)                    3,260                 (84,084)
      Increase in accounts payable                                     9,062                   57,106                   66,168
      Increase in accrued license lease fees                          25,441                    6,209                   31,650
                                                          ------------------      -------------------      -------------------
         Net cash used in development activities                    (140,959)                (309,548)                (450,507)
                                                          ------------------      -------------------      -------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Investment in shares (Note 2)                                             -                (300,000)                (300,000)
                                                          ------------------      -------------------      -------------------
         Net cash provided by investing activities                         -                (300,000)                (300,000)
                                                          ------------------      -------------------      -------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of common stock                               2,000                   39,455                   41,455
  Borrowings from related party (Note 4)                             141,034                  586,428                  727,462
                                                          ------------------      -------------------      -------------------
         Net cash provided by financing activities                   143,034                  625,883                  768,917
                                                          ------------------      -------------------      -------------------
NET INCREASE IN CASH                                                   2,075                   16,335                   18,410
CASH AT BEGINNING OF PERIOD                                                -                    2,075                        -
                                                          ------------------      -------------------      -------------------
CASH AT END OF PERIOD                                      $           2,075          $        18,410          $        18,410
                                                          ==================      ===================      ===================

SUPPLEMENTAL SCHEDULE OF CASH FLOW
INFORMATION:
  Cash paid during the year for interest and
   income taxes                                                        NONE                     NONE                     NONE
                                                          =================      ===================      ===================


SUPPLEMENTAL  SCHEDULE  FOR  NONCASH  INVESTING  AND
 FINANCING   ACTIVITIES  In connection  with the
 Separation  (see Note 1), the Company issued common
 stock in exchange for the acquisition of assets and
 the assumption of liabilities as follows:

Historical cost of assets acquired, including prepaid
 license lease fees, equipment, and license rights            $  1,282,569
Common stock issued                                               (946,662)
                                                          ----------------
Liabilities assumed                                          $     335,907
                                                          ================



                See notes to consolidated financial statements.

                                       29


                     WIRELESS CABLE & COMMUNICATIONS, INC.
AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM JULY 31, 1995 (DATE OF INCEPTION)
THROUGH DECEMBER 31, 1995 AND
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996
------------------------------------------------------------------------------


1.       THE COMPANY

         Wireless Cable & Communications, Inc. (the Company) was incorporated in Nevada on July 31, 1995. The Company is in the business of acquiring, developing, and operating wireless cable television systems. The Company owns a non-operating wireless system comprised of four channels and a leased transmitter tower in Park City, Utah, and owns a non-operating wireless system comprised of lease and license rights to a total of thirty broadcast channels in Auckland, New Zealand (consisting of ten 2.5 GHz and twenty 40 GHz channels). The Park City channels and tower rights are held through the Company's wholly-owned subsidiary, Transworld Wireless Television, Inc., a Nevada corporation ("TWTV Park City"), and the New Zealand channel rights are held through the Company's 94.9% owned subsidiary, Auckland Independent Television Services, Ltd., a New Zealand corporation ("AITS").

         The authorized number of shares of the Company's preferred stock is 5,000,000, $0.01 par value. At December 31, 1995 and September 30, 1996, no preferred stock was issued or outstanding and no specific rights or preferences for the preferred stock had been authorized or established by the Company's Board of Directors.

         The Company was formed for the purpose of continuing the development of certain business assets formerly held by Transworld Telecommunications, Inc., a Pennsylvania corporation ("TTI"). Under the terms of the business separation (the "Separation"), TTI agreed to form a new corporation to hold the separated business assets.

         In order to complete the Separation, the Company was incorporated on July 31, 1995, and on August 1, 1995, it issued 3,500,000 shares of its common stock, par value $.01 per share, to TTI in exchange for TTI's interest in AITS, TWTV Park City and certain other miscellaneous assets with a carrying value of approximately $946,662 which represents the historical cost of TTI. The assets related to TWTV Park City and AITS were $4,118 and $1,278,451, respectively. TTI immediately transferred the shares in the Company to an escrow agent to be held for the benefit of TTI's shareholders of record on August 1, 1995. The distribution of the 3,500,000 shares to TTI's shareholders will be delayed until the Company and TTI have met certain requirements of the federal securities laws. The 3,500,000 shares will then be distributed to TTI shareholders of record as of August 1, 1995, on a non-pro rata basis, with the management and principal shareholder of TTI relinquishing a portion of their shares in the Company in favor of the TTI public shareholders. In general, the public shareholders will receive approximately 1.6 shares of the Company's common stock for each 10 shares of TTI common stock they held on August 1, 1995.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Principles of Consolidation - The consolidated financial statements include the accounts of the Company and its subsidiaries. The Company's subsidiaries include AITS, which as of December 31, 1995 was owned 94.9% by the Company, and TWTV Park City, which is a wholly-owned subsidiary. All significant intercompany accounts and transactions have been eliminated in the consolidation. The Company's subsidiaries use the U.S. dollar as their functional currency. Foreign currency translation gains and losses are included in expenses as they are incurred and were not material for the periods ended December 31, 1995 or September 30, 1996.

         Use of Estimates in Preparing Financial Statements - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Prepaid License Lease Fees - Prepaid license lease fees are prepayments of annual license lease fees relating to the Company's license rights.

         Investments - The Company uses the cost method of accounting for its investments in voting shares of other entities where it holds less than 20% of the voting shares of the other entity and where the Company does not exercise significant influence. As of September 30, 1996 the Company had invested a total of $300,000 for a 3% interest in Comunicaciones Centurion, S.A., a Venezuelan company.

         Equipment - Equipment consisting entirely of transmission equipment is stated at cost. Depreciation is computed using the straight-line method over the expected useful life of the assets of five years. Accumulated depreciation on the equipment was $9,967 and $11,917 at December 31, 1995 and September 30, 1996 respectively.

         Income Taxes - The Company accounts for income taxes under an asset and liability approach that requires the recognition of deferred tax assets and liabilities for expected future tax consequences of events that have been recognized in the Company's consolidated financial statements.

3.       LEASE AND LICENSE AGREEMENTS

         The Company has certain lease and license agreements for various multipoint multi-channel distribution service (MMDS or wireless cable) channels and frequencies within New Zealand. Each license is for a specified number of channels and frequencies for a specified length of time. The licenses were obtained from TTI through the Separation and are recorded at TTI's historical cost.

         The Company has three license agreements relating to ten channels in New Zealand. The first license is for six channels and consists of a three year lease expiring December 9, 1996. The accrued license lease fees balance of $102,183 at December 31, 1995 and $108,392 at September 30, 1996 relates to the three year lease expiring December 9, 1996. The Company has not remitted the accrued balance at September 30, 1996 of $108,392 which represents two annual license lease fee payments. The contractual amounts of this license are denominated in New Zealand dollars which are subject to foreign exchange risk. The December 31, 1995 accrued balance of $102,183 has been converted to U.S. dollars using the December 31, 1995 exchange rate of $0.65. The September 30, 1996 accrued balance of $108,392 has been converted to U.S. dollars using the September 30, 1996 exchange rate of $0.70. The second license is for two channels and consists of an eight year lease expiring March 1, 2001 with a guaranteed option to renew the lease for an additional four years. The third license is for two channels and consists of a ten year lease expiring September 30, 2004.

         License rights are amortized using the straight-line method over the life of the leases ranging from three to twelve years. Accumulated amortization on the license rights was $357,667 and $488,167 at December 31, 1995 and September 30, 1996, respectively.

         In addition to owning the rights to use these licenses, the Company is required to make certain license lease fee payments which vary depending on the lease. These license lease fee payments are generally paid in advance. Certain lease payments are denominated in New Zealand dollars which are subject to foreign exchange risk. Lease expense under all noncancelable operating leases totaled $56,421 and $107,808 for the periods from July 31, 1995 (date of inception) through December 31, 1995, and for the nine months ended September 30, 1996, respectively. Prepaid license lease fees represent prepayments of annual license lease fees and totaled $200,962 and $197,702 as of December 31, 1995, and September 30, 1996, respectively.

         The Company is obligated to make the following future minimum lease payments which have been converted to U.S. dollars using the September 30, 1996 exchange rate of $0.70:

               Year ending December 31:
               1996                           $      -
               1997                             98,286
               1998                             98,286
               1999                             58,286
               2000                             58,286
               2001                             58,286
               2002 and thereafter             139,157
                                         -------------
               Total future lease payments    $510,587
                                         =============

4.       RELATED PARTY TRANSACTIONS

         The Company has entered into an agreement with TTI wherein, at TTI's sole discretion, the Company will be allowed to borrow from TTI up to $1,000,000 for the purpose of facilitating the acquisition, operation, build-out, and maintenance of the Company's business operations.
         Interest on any outstanding balance will accrue at 8% per annum with the principal and interest becoming due and payable in full on August 1, 2001. As of December 31, 1995, $231,967 plus accrued interest of $6,439 was outstanding on the loan. As of September 30, 1996, $796,707 plus accrued interest of $28,127 was outstanding on the loan. The estimated fair value of this long-term debt at December 31, 1995 and September 30, 1996 was not materially different from the carrying value presented in the consolidated balance sheet.

         The Company has a current liability to an entity owned by the father of the president of the Company in the amount of $100,000 for consulting services related to the TTI acquisition of the New Zealand channel frequencies. This liability was assumed during the Separation.

         In June 1996, TTI borrowed $2,500,000 (the Loan) from Pacific Mezzanine Fund, L.P., an unrelated party. As partial consideration for making the Loan, Pacific Mezzanine Fund, L.P. remitted $1,600 for the purchase of 145,833 shares of the Company's common stock. Because these shares were issued at below market value, the Company recorded additional interest expense of $37,855 at the time of the stock purchase. The terms of the Loan will allow TTI to loan funds to the Company pursuant to the loan commitment agreement between the Company and TTI.

5.       INCOME TAXES

         Under the asset and liability approach of Statement of Financial Accounting Standards No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their existing tax bases.

         The Company has federal and state net operating loss carryforwards of approximately $9,000 and $127,000 as of December 31, 1995 and September 30, 1996, respectively, that may be offset against future taxable income through 2010.

         The long-term net deferred tax assets of $10,000 and $108,100 at December 31, 1995 and September 30, 1996, respectively, are fully reserved due to the uncertainty of realization and are comprised of the following:


                                                  December 31,    September 30,
                                                      1995             1996

Net operating loss carryforwards                    $3,100           $50,900
Depreciation                                           400               400
Organizational expenditures                          7,000            57,400
                                            --------------   ---------------
         Gross deferred tax asset                   10,500           108,700
Less gross deferred tax liability - amortization      (500)             (600)
Deferred tax asset valuation allowance             (10,000)         (108,100)
                                            --------------   ---------------
Total net deferred tax asset                          NONE              NONE
                                            ==============   ===============

6.       GOING CONCERN

         The Company's consolidated financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

         The Company's current wireless cable television assets consist of two groups of wireless cable television channel rights, four channels in the Park City, Utah area and 30 channels (consisting of the ten MMDS Channels and the twenty 40 GHZ Channels) in the Auckland, New Zealand area. Neither of these channel groupings presently comprise an operating wireless cable television system, and the Company will be required to build out the systems and initiate marketing efforts to acquire subscribers before either group of channel rights will begin generating operating income.

         Since its inception, the Company has sustained net losses and negative cash flow, due primarily to start-up costs, expenses, and charges for depreciation and amortization of capital expenditures and other costs relating to its development of its wireless cable systems. The Company expects to continue to experience negative cash flow through at least 1997, and may continue to do so thereafter while it develops and expands its wireless cable systems, even if individual systems of the Company become profitable.

         The Company anticipates that it will obtain the financing necessary to fund its future operations through loans, equity investments and other transactions. While there can be no assurance that the Company will secure such financing, the Company is currently in negotiations to obtain third party financing for its activities; and management believes that this funding can be obtained under terms satisfactory to the

         Company. In the event that the Company is unsuccessful in completing these financing arrangements or in obtaining substitute funding commitments, the Company would have difficulty in meeting its operating expenses, satisfying its existing or future debt obligations, or succeeding in acquiring, developing or operating a cable system or adding subscribers to such cable systems. If the Company does not have sufficient cash flow or is unable to otherwise satisfy its debt obligations, its ongoing growth and operations could be restricted or the viability of the Company could be adversely affected.

         The Company has taken several actions which it believes will improve its short-term and ongoing liquidity and cash flow. These actions include establishing policies designed to conserve cash and control costs, obtaining an agreement to borrow up to $1 million from TTI (see
         Note 4), and pursuing additional financing and capital resources as described above.

                                INDEX TO EXHIBITS

   Exhibit No.                       Exhibit                        Page

       3.1        Articles of Incorporation                          35
       3.2        Bylaws                                             38
      10.1        Agreement and Plan of                              51
                  Reorganization
      10.2        Escrow Agreement between Fidelity                  58
                  Transfer Company, TTI and the
                  Company
      10.3        Commitment Agreement between                       64
                  the Company and TTI
      11.1        Computation of Earnings Per Share                  74
      16.1        Letter on Change in Independent                    75
                  Certified Public Accountants
      21.1        Subsidiaries of the Registrant                     76
      23.1        Consent of Independent Certified                   77
                  Public Accountants
      27.1        Financial Data Schedule                            78


                  In accordance with ss.12 of the Securities Exchange Act of 1934, the Company has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


           Name                             Title                      Date
By: /s/ Lance D'Ambrosio       President (Principal Executive   October 18, 1996
   ----------------------      Officer) and Director
    Lance D'Ambrosio

By: /s/ Paul Gadzinski         Executive Vice President         October 18, 1996
    --------------------
    Paul Gadzinski

By: /s/ Anthony Sansone        Secretary and Treasurer          October 18, 1996
    -------------------        (Principal Accounting Officer)
    Anthony Sansone

By: /s/ Troy D'Ambrosio        Director                         October 18, 1996
    -------------------
    Troy D'Ambrosio

By: /s/ George Sorenson        Director                         October 18, 1996
    -------------------
    George Sorenson